

September 21, 2015

Mail Stop 4546

<u>Via E-mail</u>
Mr. Joel M. Frank
Chief Financial Officer
Och-Ziff Capital Management Group LLC
9 West 57th Street
New York, NY 10019

      Re: Och-Ziff Capital Management Group LLC
               Form 10-K for the Fiscal Year Ended December 31, 2014
               Filed February 24, 2015
               File No. 001-33805

Dear Mr. Frank:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2014</u>

<u>Notes to Consolidated Financial Statements, page F-10</u>

<u>Note 10. Reorganization Expenses and Equity Based Compensation Expenses, page F-38</u>

<u>Restricted Share Units (RSUs), page F-38</u>

1.   We note your tabular presentation of relating to the settlement of RSUs showing the fair value of RSUs settled in cash during 2014 and 2013. We also note that you modified 788,373 RSUs from equity awards to liability awards in December 2014. Please address the following:

- As it relates to the modification, revise your future filings to include the disclosure information required by ASC 718-10-50-2(h)(2) and provide us with a copy of your anticipated disclosure.

- As it relates to cash settlement of your RSUs, provide us with your analysis of ASC 718 supporting your determination of equity versus liability classification for the share awards.

- Tell us what consideration you gave to disaggregating your equity and liability RSU disclosures (refer to ASC 718-10-50-2(g)). Please advise and revise your future filings as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Klein at (202) 551-3847 or me at (202) 551-3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services II